

Mail Stop 3561

January 15, 2016

Peter Schuh
Chief Executive Officer
Sprinter Football Club, Inc.
2344 Corte De La Jara
Pleasanton, CA 94566

> **Re:** **Sprinter Football Club, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 31, 2015**
> **File No. 024-10474**

Dear Mr. Schuh:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2015 letter.

Offering Circular Cover Page

1. Please tell us whether you intend to commence the offering of all three classes of common stock within two calendar days after qualification and offer all such securities on a continuous basis during the offering period. Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933, which is limited to offerings which are commenced within two calendar days after qualification and will be made on a continuous basis during the offering period, does not allow for delayed offerings. Please advise how your offering of each class of security complies with the conditions of Rule 251(d)(3)(i)(F).

2. Please describe the promotional services that you will require as consideration for each class of common stock being offered. Please also tell us whether you will require investors to sign a subscription agreement which describes the promotional services to be provided in exchange for securities. If so, please file the agreement as an exhibit to the offering statement as required by Item 17(4) of Part III of Form 1-A.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure